UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

CleverPet, Inc.

Legal status of Issuer:

     Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 9, 2015

Physical Address of Issuer:

302 Washington Street #150-3668, San Diego, CA, 92116, United States

Website of Issuer:

https://fluent.pet

Current Number of Employees: 7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,442,443.87	$3,398,431
Cash & Cash Equivalents	$70,008.12	$701,606.12
Accounts Receivable	0	0
Short-term Debt	$2,217,113.38	$1,329,913
Long-term Debt	$125,001.59	$1,539,915
Revenues/Sales	$6,710,794.94	$5,272,151
Cost of Goods Sold	$3,549,107.83	$2,811,999
Taxes Paid	$0	$0
Net Income	($1,207,604.77)	$432,591


April 28, 2023

FORM C-AR

CleverPet, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by CleverPet, Inc., a Delaware corporation (**"CleverPet,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://fluent.pet no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"   "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

CleverPet, Inc. (f/k/a CleverPet, LLC) (the "**Company**") is a provider of hardware and software systems for interacting with dogs, cats and other domestic animals, incorporated in Delaware as a corporation on September 9, 2015.The Company was originally formed on October 2, 2013 as CleverPet, LLC, under the laws of California. The Company converted to a Delaware corporation on September 9, 2015.

The Company is located at 302 Washington Street, San Diego, CA, 92116 United States.

The Company's website is https://fluent.pet.

The Company conducts business in California and sells products through the internet throughout the United States and internationally.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. While we are currently profitable, there can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Leo Trottier, our Chief Executive Officer, Founder, and Director, Grant Jordan, our Director, and Daniel Knudsen, our co-Founder. The Company has not entered into employment agreements with Mr. Trottier, Mr. Jordan or Dr. Knudsen, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Trottier, Mr. Jordan or Dr. Knudsen, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

We design and sell hardware and software systems for more intelligently interacting with the dogs, cats, and other animals we live with. Our latest best-selling product is the FluentPet System, which combines high quality sound buttons with a hexagonal sound board designed to speed learning and facilitate communication. Since launching in June 2020 we've achieved over $3.4M in sales with $0 spent on advertising, and we're on track to exceed $5M in sales in 2021.

Business Plan

The company sells, and will continue to sell, market-leading, high quality consumer products at solid margins to an ever-growing base of customers interested in teaching their dogs to use buttons to communicate. It currently sells via its own ecommerce website, and will likely expand to sell in other retailers as well.

The Company's Products and/or Services

Product / Service	Description	Current Market
FluentPet HexTile System	First ever multi-word communication designed for dogs, cats, and other animals	Direct to Consumer marketed via influencer referrals
FluentPet Connect	First ever internet-enabled, app-integrated button communication system designed for dogs, cats and other animals.	Direct to Consumer marketed via influencer referrals

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Specifically, Learning Resources sells kits with four buttons each, but doesn't sell any intelligent way of organizing them. Customers can also find buttons like ours on Alibaba, but again, they lack a method of organization.

Customer Base

Women 25-44 with dogs, especially educators, those who work in speech language pathology or dog training. Growing steadily as this the market learns more about this new product category.

Supply Chain

(1) One button manufacturer and kit assembler (based in Shenzhen, China)
(2) One foam pad manufacturer based in Shenzhen, China
(3) One alternate pad manufacturer based in Ning Bo, China
(4) One packaging manufacturer based in Shenzhen, China

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
90294693	FLUENTPET	DESIGN MARK	2020-11-03	March 8, 2022	US
90139860	HEXTILE	WORD MARK	2020-08-26	2021-06-08	US
90485246	LET'S TEACH THEM TO TALK	WORD MARK	2021-01-24	n/a	US
90102392	CLEVERFOREVER	WORD MARK	2020-08-09	n/a	US
88649719	CLEVERPET SPOT	WORD MARK	2019-10-10	n/a	US
88958715	FLUENTPET	DESIGN MARK	2020-06-10	2021-03-09	US
88958654	FLUENTPET	WORD MARK	2020-06-10	2021-03-09	US
86670048	ENGAGE IDLE PAWS	WORD MARK	2015-06-22	2017-02-14	US
86670044	CLEVERPET	DESIGN MARK	2015-06-22	2017-02-14	US
86192699	CLEVERPET	WORD MARK	2014-02-13	2016-06-07	US
6688420		DESIGN MARK	May 6, 2021	March 29, 2022	US
49258483		DESIGN MARK	January 1, 2021	June 7, 2022	CH
49239939		DESIGN MARK	January 1, 2021	June 7, 2022	CH
97151606		DESIGN MARK	December 1, 2021	March 21, 2023	US

Patents

Application Number	Title	File Date	Grant Date	Country
EP 14757118.6	Animal Interaction Device, System, And Method	2014-03-03	n/a	EU
JP 2015-560396	Animal Interaction Device, System and Method	2014-03-03	2019-02-27	Japan
KR 10-2015-7027052	Animal Interaction Device, System and Method	2014-03-03	2018-12-19	Korea
29/488,819	ANIMAL INTERACTION DEVICE	2014-04-23	2017-01-03	US
15/130,477	Animal Interaction Device, System and Method	2016-04-15	2017-08-22	US

CN201580057677.1	Spiraling Frustoconical Dispenser	2015-08-28	n/a	China
15/881,656	Animal Interaction Device, System and Method	2018-01-26	2019-07-16	US
16/512,000	Animal Interaction Device, System and Method	2019-07-15	2019-12-17	US
16/521,512	Animal Interaction Device, System and Method	2019-07-24	n/a	US
CN201480011556.9	Animal Interaction Device, System and Method	2014-03-03	n/a	China
HK16105084.8	Animal Interaction Device, System and Method	2016-05-04	n/a	Hong Kong
W02016033462A1	Spiraling Frustoconical Dispenser	2015-08-28	n/a	PCT
W020166036711A1	Animal Interaction Device, System and Method	2015-09-01	n/a	PCT
11/439,124	Use of semantic boards and semantic buttons for training and assisting the expression and understanding of language	July 7, 2021	September 13, 2022	US
11/445,704	Sound Button Device System	February 8, 2022	September 20, 2022	US
EP 4062390A1	Use of semantic boards and semantic buttons for training and assisting the expression and understanding of language	December 9, 2020	September 28, 2022	EU

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Leo Trottier	Director, Founder, Chief Executive Officer	CEO, CleverPet, Inc., (2015- present) with primary responsibilities for managing the operations and growth of the business.	Hon. B.Sc., Univ. Toronto (2005) M.Sc., UC San Diego (2007)
Grant Jordan	Director	CEO, SkySafe, Inc., (2015-present) with primary responsibilities for managing the operations and growth of the business.	S.B., MIT (2007)
Daniel Knudsen	Co-Founder	2018-2020: Senior Consultant, MetaCell. Neuroscience software research and development. 2020-2021: Head of Research Operations, Resilience. Establishment and staffing of new biomedical research labs.	B.Sc., Northeastern (2006) Ph.D., UC San Diego (2013)

Leo Trottier
Leo Trottier is a unique blend of cognitive scientist, product designer and entrepreneur. He is founder and CEO of CleverPet, which began by developing the CleverPet Hub, a consumer electronic device that teaches dogs and cats automatically through advanced cognitive and behavioral science techniques. Leo is an alumnus of San Diego's EvoNexus and Techstars. He has a degree from the cognitive science and A.I. program at the University of Toronto, and started CleverPet while a PhD candidate at UC San Diego. Before CleverPet, Leo ran Scholarpedia, Wikipedia's academic equivalent, where he worked with Nobel Laureates to "wikify scholarly canons."

In 2019 he began developing the FluentPet HexTile System, and in the spring of 2020 began sending prototypes to the Canine AAC Test Pilots group. He subsequently launched TheyCanTalk.org, a compilation of effective practices for teaching button use to dogs, and launched the Fluent.Pet online store in June of 2020.

Grant Jordan
Grant is the CEO of SkySafe, a leading drone defense firm. His team builds cutting-edge systems that protect critical airspace—stadiums, prisons, critical infrastructure, military personnel and facilities—from drones. An MIT grad, Grant served as an officer in the US Air Force where he designed and built hardware systems for counter-IED missions and small UAVs at the Air Force Research Lab (AFRL), specializing in rapid product development for Special Forces units. As a UC San Diego graduate student, he conducted research on analyzing online illicit pharmaceutical sales by Russian criminal groups and anonymity on the Bitcoin network. As a respected expert in both hardware and software, Grant has spoken at security conferences including DEFCON and RSA Security.

Dan Knudsen
Dan Knudsen is a distinctive 21st Century mix of neuroscientist, technologist, and entrepreneur, who strives to create things that make the world easier to understand. He co-founded CleverPet with Leo Trottier, and until 2018 was its CSO, and CTO. He is now Head of Operations at Resilience, a startup founded during the COVID-19 pandemic aimed at improving America's biomedical research and manufacturing capacity, and which has raised over $800M in order to do so.

Dan earned a PhD in Neurosciences from UC San Diego. He has spent more than 13 years studying the brain and behavior. Dan is an alumnus and former Program Lead of the San Diego Startup Leadership Program, as well as having graduated from EvoNexus and the Qualcomm Robotics Accelerator (**powered** by Techstars). Dan has a passion for spreading ideas, and sees entrepreneurship as an excellent and progressive way to bring important scientific advances from academia to the general public.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2,156,050 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), of which 325,017 shares are designated as Series A-1 Seed Preferred Stock, 285,887 shares are designated as Series A-2 Seed Preferred Stock, 142,944 shares are designated as Series A-3 Seed Preferred Stock, 514,595 shares are designated as Series A-4 Seed Preferred Stock, 198,532 shares are designated as Series A-5 Seed Preferred Stock, 219,913 shares are designated as Series A-6 Seed Preferred Stock, 442,065 shares are designated as Series A-7 Seed Preferred Stock, and 27,100 shares are designated as Series A-8 Seed Preferred Stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock Series A-1 Preferred Series A-2 Preferred Series A-3 Preferred Series A-4 Preferred Series A-5 Preferred Series A-6 Preferred Series A-7 Preferred Series A-8 Preferred
Amount Outstanding	Common Stock: 4,081,059 Series A-1 Preferred: 225,542 Series A-2 Preferred: 285,891 Series A-3 Preferred: 142,945 Series A-4 Preferred: 514,598 Series A-5 Preferred: 198,531 Series A-6 Preferred: 219,913 Series A-7 Preferred: 442,060 Series A-8 Preferred: 27,099
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issues additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Common Stock: 53.67% Series A-1 Preferred: 2.97% Series A-2 Preferred: 3.76% Series A-3 Preferred: 1.88% Series A-4 Preferred: 6.77% Series A-5 Preferred: 2.61% Series A-6 Preferred: 2.89% Series A-7 Preferred: 5.81% Series A-8 Preferred: 0.36%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2021 Equity Incentive Plan
Authorized/Outstanding	1.000,000 / 828,707
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.15%

Type	Non-Plan Option Plan
Authorized/Outstanding	170,008 / 16,332
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.24%

Type	2016 Employee, Director and Consultant Equity Incentive Plan
Authorized/Outstanding	72,693 / 34,656
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.96%

Type	SAFE
Face Value	$50,000

Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $16,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities. Issuance and exercise of the warrant for the warrant coverage will further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.31%

Type	Series Seed A-6 Warrants
Number of Shares	15,933
Exercise Price	$0.25
Anti-Dilution Rights	None
Expiration Date	01/10/2027
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This Company may sell additional Warrants or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.21%

Type	Warrants
Number of Shares	92,511
Exercise Price	$0.01
Anti-Dilution Rights	None
Expiration Date	9/29/2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This Company may sell additional Warrants or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.21%

Type	SAFE
Face Value	$300,000
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.20%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Senior Debt
Amount Outstanding	$20,399
Interest Rate and Amortization Schedule	0%
Description of Collateral	All Company Assets
Other Material Terms	N/A
Maturity Date	On demand

Type	Promissory Note
Amount Outstanding	$290,001
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	June 30, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Leo Trottier	2,750,000	37.48%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information*

Total Income	Taxable Income	Total Tax
$6,710,794.94	(1,207,604.77)	$0

* The company has filed an extension for the 2022 tax year and the numbers will be updated accordingly.

Operations

CleverPet, Inc. (f/k/a/ CleverPet, LLC) (the "**Company**") was incorporated on September 9, 2015 under the laws of the State of Delaware, and is headquartered in San Diego, California. The Company was originally formed on October 2, 2013 as CleverPet, LLC, under the laws of Delaware. The Company converted to a Delaware corporation on September 9, 2015.

Liquidity and Capital Resources

On January 1, 2022, the Company closed an offering pursuant to Regulation CF and raised $766,415.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$7,278.20	36,391 shares	General corporate	October 25, 2022	Section 4(a)(2)
Common Stock	$20	2,000 shares	General corporate	April 13, 2023	Section 4(a)(2)
ISO	n/a	196,215	n/a	August 12, 2022	Rule 701
Non-qualified Stock Options	n/a	18,360	n/a	September 27, 2022	Rule 701
SAFE	$300,000	3 SAFEs	General corporate	September 16, 2022 – October 14, 2022	Section 4(a)(2)
SAFE	$50,000	1	General Corporate	02/01/2022	Section 4(a)(2)
Warrants	n/a	15,933	General Corporate	01/10/2022	Section 4(a)(2)
Series A-8 Seed Preferred Stock	$91,000	27,099	General Corporate	11/11/2021	Section 4(a)(2)
Series A-7 Seed Preferred Stock	$1,035,000	547,643	General Corporate	11/11/2021	Section 4(a)(2)
Series A-6 Seed Preferred Stock	$300,000	219,913	General Corporate	11/11/2021	Section 4(a)(2)
Series A-5 Seed Preferred Stock	$250,000	198,531	General Corporate	11/11/2021	Section 4(a)(2)
Series A-4 Seed Preferred Stock	$540,000	514,598	General Corporate	11/11/2021	Section 4(a)(2)
Series A-3 Seed Preferred Stock	$60,000	142,945	General Corporate	11/11/2021	Section 4(a)(2)
Series A-2 Seed Preferred Stock	$60,000	285,891	General Corporate	11/11/2021	Section 4(a)(2)
Series A-1 Seed Preferred Stock	$757,365.00	225,542	General Corporate	10/08/2021	Reg CF
Common Stock	$1,976,461.84	2,291,980	General Corporate	07/26/2021 – 12/30/2021	Section 4(a)(2)

Common Stock*	$1,740,000	2,000,000	n/a	7/26/2021	Section 4(a)(2)
Common Stock	$217,500	250,000	n/a	7/26/2021	Section 4(a)(2)
Common Stock	$32,379.12**	15,841	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$7,646.15**	3,741	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$37,367.82**	14,625	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$15,439.47**	4,648	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$8,055.47**	3,941	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$37,396.49**	14,637	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$15,439.47**	4,648	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$47,065.51**	13,568	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$14,915.63**	4,491	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$15,010.32**	4,519	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$14,947.13**	5,850	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$74,706.98**	29,239	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$48,985.97**	15,017	n/a	02/19/2021	Section 4(a)(2)
SAFE	$60,000	1 Safe	General corporate	03/08/2020	Section 4(a)(2)
SAFE	$60,000	1 Safe	General corporate	01/08/2020	Section 4(a)(2)
SAFE	$100,000	1 Safe	General corporate	04/19/2019	Section 4(a)(2)
Non-qualified Stock Option	n/a	3,033	n/a	01/23/2019	Rule 701
Non-qualified Stock Option	n/a	1,190	n/a	01/23/2019	Rule 701
Non-qualified Stock Option	n/a	18,035	n/a	01/23/2019	Rule 701
SAFE	$50,000	1 Safe	General corporate	08/28/2018	Section 4(a)(2)
SAFE	$100,000	1 Safe	General corporate	08/21/2018	Section 4(a)(2)
Warrant Coverage	n/a	n/a	n/a	08/21/2018	Section 4(a)(2)

*Issuance of Common Stock was to our Chief Executive Officer and Director, Mr. Trottier. See *"Transactions with*

Related Persons and Conflicts of Interest" starting on page 23 for additional information.

**Such issuances of Common Stock arise from conversion of the outstanding principal and accrued interest of such holder's then-outstanding convertible note issued by the Company.

***

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On July 26, 2021, the Company entered into a Restricted Stock Purchase Agreement with Leo Trottier, our Chief Executive Officer and director, under which the Company transferred and conveyed to Mr. Trottier, two million (2,000,000) fully-paid, nonassessable shares of the Common Stock of the Company (the "Stock"), at a purchase price of $0.87 per share for an aggregate purchase price of One Million Seven Hundred Forty Thousand and 00/100 dollars ($1,740,000.00), payable under and evidenced by a certain promissory note (the "Note"), which was made to the order of the Company in the original principal amount of One Million Seven Hundred Forty Thousand and 00/100 Dollars ($1,740,000.00). Mr. Trottier's obligations under such Note are secured by a pledge and security interest in the Stock pursuant to a certain Pledge Agreement and was accompanied by delivery to the Company of a share certificate evidencing the Stock, along with a stock power executed in blank by Mr. Trottier. In connection therewith, Mr. Trottier agreed to subject seventy-five percent (75%) of the Stock to a repurchase option in favor of the Company under which, commencing on September 1, 2021, 1/36th of the unvested Stock shall vest and be released from such repurchase option on a monthly basis until all the Stock is released from the Repurchase Option, provided in each case that Mr. Trottier remains an employee or director of, or a consultant to, the Company (or a parent or subsidiary of the Company) as of the date of such release and has been so continuously since the date thereof. The Company shall be entitled to pay for any shares of Stock purchased pursuant to its repurchase option at the Company's option in cash or by offset against any indebtedness owing to the Company by Mr. Trottier, or by a combination of both. In the event of certain corporate transactions, any Stock then subject to such repurchase option shall become fully vested and released therefrom immediately prior to the consummation of such corporation transaction. Mr. Trottier is entitled to exercise all rights and privileged of a stockholder of the Company with respect to the Stock. Mr. Trottier also granted a certain right of first refusal to the Company in connection with his sale, assignment or transfer of Stock.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Leo Trottier
_____
(Signature)

Leo Trottier
_____
(Name)

CEO
_____
(Title)

April 28, 2023
_____
(Date)

I, Leo Trottier, the Chief Executive Officer of CleverPet, Inc., certify that the financial statements of CleverPet, Inc. included in this Form are true and complete in all material respects.

/s/ Leo Trottier
_____
(Signature)

Leo Trottier
_____
(Name)

CEO
_____
(Title)

April 28, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leo Trottier
_____
(Signature)

Leo Trottier
_____
(Name)

Director
_____
(Title)

April 28, 2023

_____

(Date)

/s/ Grant Jordan
_____

(Signature)

Grant Jordan
_____

(Name)

Director
_____

(Title)

April 28, 2023
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CleverPet, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Income	
4100 Product Sales	
4110 FluentPet Sales	5,893,169.23
4150 CleverPet Sales	664.00
4160 Shopify Sales	579,473.80
4170 Amazon Sales	384,627.73
Total 4100 Product Sales	**6,857,934.76**
4300 Sales Discounts	-441,334.20
4360 Shopify Sales Discounts	-80,815.76
4370 Amazon Sales Discounts	-11,896.29
Total 4300 Sales Discounts	**-534,046.25**
Total 4000 Income	**6,323,888.51**
4400 Shipping Income	421,571.98
4460 Shopify Shipping Income	46,401.29
4470 Amazon Shipping Income	4,604.16
Total 4400 Shipping Income	**472,577.43**
4500 Refunds & Allowances	
4510 FluentPet Returns and Refunds	-57,296.42
4560 Shopify Returns and Refunds	-16,515.66
4570 Amazon Returns and Refunds	-11,858.92
Total 4500 Refunds & Allowances	**-85,671.00**
Total Income	**$6,710,794.94**
Cost of Goods Sold	
4600 Cost of Goods Sold	
4610 FluentPet COGS	1,257,127.41
4620 CleverPet COGS	0.00
4624 Shopify COGS	129,245.44
4625 Amazon COGS	75,190.29
4630 BuyBack Expense	5,025.00
4640 Freight In Costs	237,977.01
4645 Warehousing Costs for Inventory	48,920.12
4960 COGS Adjustment	99,778.23
4970 Merchant Processing Fees	
4970.1 PayPal Merchant Fees	67,584.91
4970.2 Shopify Merchant Fees	133,495.99
4970.3 Amazon Merchant Fees	323,218.29
4970.5 Klarna Merchant Fees	4,165.96
Total 4970 Merchant Processing Fees	**528,465.15**

	TOTAL
5301 Freight Out	1,134,364.60
5302 Amazon FBA	33,014.58
Total 4600 Cost of Goods Sold	**3,549,107.83**
Total Cost of Goods Sold	**$3,549,107.83**
GROSS PROFIT	**$3,161,687.11**
Expenses	
5100 Research and Development	
5110 R&D-Payroll	
5110.1 R&D-Payroll-Salaries & Wages	562,584.79
5110.2 R&D-Payroll-Taxes	47,591.59
5110.3 R&D-Payroll-Benefits	13,285.62
Total 5110 R&D-Payroll	**623,462.00**
5115 R&D-Professional support	
5115.1 R&D-Consultants	1,019,371.53
Total 5115 R&D-Professional support	**1,019,371.53**
5130 R&D-Contracted product design	5,890.00
5140 R&D-Prototyping materials	3,257.20
5155 R&D-Software Expenses	4,583.35
5160 R&D-Legal Fees	
5161 Patent	0.00
Total 5160 R&D-Legal Fees	**0.00**
Total 5100 Research and Development	**1,656,564.08**
5200 Sales & Marketing	0.00
5205 S&M-Payroll	
5205.1 S&M-Payroll-Wages & Salaries	209,822.41
5205.2 S&M-Payroll-Taxes	16,892.12
5205.3 S&M-Payroll-Benefits	1,376.70
Total 5205 S&M-Payroll	**228,091.23**
5215 Sales & Marketing Software Subscriptions	22,263.36
5220 Demand Generation	
5221 Demand Generation Contractors	163,087.14
5222 Demand Generation Website	
5222.2 S&M-Web Design	942.32
Total 5222 Demand Generation Website	**942.32**
5223 Demand Generation Online Advertising	531,922.62
5224 Demand Generation Online Services	10,049.32
Total 5220 Demand Generation	**706,001.40**
5225 S&M-Commission	221,068.84
5226 S&M-Gift Cards	328.77
5230 S&M-Internet & Online Services	13,644.07
5245 S&M-Digital Marketing Consultants	255,919.26
5250 S&M-Website Development	44,045.66

5290 Creative + Branding	
5291 Asset Production Components	
5291.3 S&M-Surveys	616.00
5291.5 Creative Software/Online Services	2,431.96
Total 5291 Asset Production Components	**3,047.96**
5292 Asset Production Contractors	
5292.1 S&M-Creative Design Contractors	2,513.04
5292.2 S&M-Video production Contractors	53,145.62
Total 5292 Asset Production Contractors	**55,658.66**
Total 5290 Creative + Branding	**58,706.62**
5295 Awareness / PR	
5295.1 S&M-Public Relations Contractors	76,500.00
5295.2 Tradeshows/Events	13,749.36
Total 5295 Awareness / PR	**90,249.36**
Total 5200 Sales & Marketing	**1,640,318.57**
5300 Operations	
5310 Ops Professional Services	51,987.37
5311 Ops - Payroll	
5311.1 Ops-Payroll-Wages & Salaries	80,705.19
5311.2 Ops-Payroll-Taxes	6,543.07
5311.4 Ops-Payroll-Benefits	2,235.55
Total 5311 Ops - Payroll	**89,483.81**
5320 Ops - Online Services	2,534.81
Total 5300 Operations	**144,005.99**
5500 General and Administrative	
5505 G&A-Gusto Fees	2,472.00
5510 G&A-Admin Payroll	
5510.1 G&A-Payroll-Wages & Salaries	120,000.00
5510.2 G&A-Payroll-Taxes	9,506.76
5510.3 G&A-Payroll-Benefits	5,432.34
5510.5 G&A-401K	6,076.72
Total 5510 G&A-Admin Payroll	**141,015.82**
5520 G&A-Bank Service Charges	5,404.49
5530 G&A-Internet & Online Services	18,998.91
5535 G&A-Business Licenses & Permits	5,086.15
5540 G&A-Continuing Education	1,022.00
5550 G&A-Dues and Subscriptions	14,441.05
5555 G&A-Insurance Expense	
5555.1 G&A-General Liability Ins.	3,025.16
5555.2 G&A-Directors & Officers Ins.	22,580.28
5555.3 G&A-Product/Cargo Insurance	6,735.96
5560.3 G&A-Worker's Compensation	850.00
Total 5555 G&A-Insurance Expense	**33,191.40**
5570 G&A-Meals and Entertainment	9,177.84
5575 G&A-Office Supplies	15,607.15
5580 G&A-Postage & Delivery	1,042.86

	TOTAL
5585 G&A-Professional Fees	
5585.1 G&A-Accounting & Finance	160,466.51
5585.2 G&A-Legal Fees	
5585.2.1 G&A-Legal Fees-Corporate	10,955.36
5585.2.2 G&A-Legal Fees-Immigration	0.00
Total 5585.2 G&A-Legal Fees	**10,955.36**
5585.3 G&A-Administrative support	19,885.00
5585.4 G&A-Consultants	208,113.56
5585.5 G&A-Customer Support	57,735.62
Total 5585 G&A-Professional Fees	**457,156.05**
5600 G&A-Utilities	
5600.1 G&A-Telephone Expense	785.27
Total 5600 G&A-Utilities	**785.27**
5605 G&A-Travel Expense	
5605.3 G&A-Transportation	3,381.11
5605.4 G&A-Travel-Hotel Expense	10,114.35
5605.5 G&A-Travel-Airfare	11,466.51
5605.6 G&A-Travel Expense	567.02
Total 5605 G&A-Travel Expense	**25,528.99**
5615 G&A-Operating Expenses	6,690.36
5615.1 Ongoing Support	19,776.50
5615.2 Software Operations	1,032.60
Total 5615 G&A-Operating Expenses	**27,499.46**
5620 G&A-Donations	5,093.00
5655 G&A-Recruitment	41,151.00
5670 G&A-Software Expense	54,161.27
5675 G&A-Conferences & Events	3,339.50
5680 Storage Fees	5,279.04
5950 Depreciation Expense	20,749.73
Total 5500 General and Administrative	**888,202.98**
Total Expenses	**$4,329,091.62**
NET OPERATING INCOME	**$ -1,167,404.51**
Other Income	
7000 Interest Income	17,771.60
7200 Brex Rewards	13,712.08
7300 Dividend Income	66.43
7600 Miscellaneous Income	24,908.55
Total Other Income	**$56,458.66**
Other Expenses	
8000 Miscellaneous Expenses	0.66
8002 Interest expense	82,398.82
8003 Fines and Penalties	105.91
8100 Taxes	
8100.1 State Taxes	2,407.00
8100.5 Delaware Corp Taxes	3,845.07
Total 8100 Taxes	**6,252.07**

	TOTAL
8200 Forex Gain or Loss	7,901.46
Total Other Expenses	**$96,658.92**
NET OTHER INCOME	**$ -40,200.26**
NET INCOME	**$ -1,207,604.77**

CleverPet, Inc.
Balance Sheet
As of December 31, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
1000 Cash and Cash Equivalents	813,657.83	704,467.87	569,659.58	297,490.69	292,899.58	397,881.05	334,606.23	300,612.89	282,833.17	212,283.81	103,376.21	70,008.12
Total Bank Accounts	$ 813,657.83 $	704,467.87 $	569,659.58 $	297,490.69 $	292,899.58 $	397,881.05 $	334,606.23 $	300,612.89 $	282,833.17 $	212,283.81 $	103,376.21 $	70,008.12
Other Current Assets												
1125 Stock Subscription Receivable	-162,739.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1130 Contractor Equipment Advance	2,394.35	1,438.56	3,619.13	2,817.01	2,635.63	1,838.39	4,176.28	3,382.93	3,703.85	3,127.89	2,757.20	1,982.43
1131 Advances to Vendors		0.00	0.00	0.00	0.00	961.21	0.00	0.00	0.00	0.00	0.00	0.00
1150 Payment Clearing Accounts	37,054.00	42,673.20	22,570.34	54,147.01	65,535.65	76,898.13	97,804.12	37,876.54	39,632.90	112,425.78	378,593.46	138,983.86
1200 Inventory	473,604.42	451,232.80	472,665.90	632,345.68	666,875.13	497,107.30	562,061.79	825,271.21	962,684.09	1,155,660.71	1,097,137.70	1,182,508.16
1240 Prepaid Expense	2,826.19	5,603.45	25,850.48	30,291.89	30,267.44	51,332.95	54,023.65	45,273.18	53,011.26	33,757.34	35,172.26	37,934.63
Total Other Current Assets	$ 353,139.67 $	500,948.01 $	524,705.85 $	719,601.59 $	765,313.85 $	628,137.98 $	718,065.84 $	911,803.86 $	1,059,032.10 $	1,304,971.72 $	1,513,660.62 $	1,361,409.08
Total Current Assets	$ 1,166,797.50 $	1,205,415.88 $	1,094,365.43 $	1,017,092.28 $	1,058,213.43 $	1,026,019.03 $	1,052,672.07 $	1,212,416.75 $	1,341,865.27 $	1,517,255.53 $	1,617,036.83 $	1,431,417.20
Fixed Assets												
1500 Fixed Assets	15,665.14	14,050.47	12,435.80	16,499.13	16,499.21	14,707.62	12,916.03	11,124.44	9,332.85	7,541.26	5,749.67	3,958.08
Total Fixed Assets	$ 15,665.14 $	14,050.47 $	12,435.80 $	16,499.13 $	16,499.21 $	14,707.62 $	12,916.03 $	11,124.44 $	9,332.85 $	7,541.26 $	5,749.67 $	3,958.08
Other Assets												
1250 Security Deposits	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00
1260 Notes Receivable	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06	1,775,032.06
1261 Int on Notes Receivable	2,449.39	3,812.75	5,322.19	6,782.94	8,292.38	9,753.13	11,262.57	12,772.01	14,232.76	15,742.20	17,202.95	18,712.39
1300 Patent Costs	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35	124,823.35
1310 Organization Costs	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00	1,637.00
1320 Intellectual Property	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10	17,244.10
1330 Domain name	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72	1,195.72
1340 Trademarks	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86	7,901.86
1350 Start Up Costs	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18	78,800.18
1360 Capitalized R&D	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98	-8,039.98
1370 Accumulated Amortization	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09	-12,038.09
Total Other Assets	$ 1,990,805.59 $	1,992,168.95 $	1,993,678.39 $	1,995,139.14 $	1,996,648.58 $	1,998,109.33 $	1,999,618.77 $	2,001,128.21 $	2,002,588.96 $	2,004,098.40 $	2,005,559.15 $	2,007,068.59
TOTAL ASSETS	$ 3,173,268.23 $	3,211,635.30 $	3,100,479.62 $	3,028,730.55 $	3,071,361.22 $	3,038,835.98 $	3,065,206.87 $	3,224,669.40 $	3,353,787.08 $	3,528,895.19 $	3,628,345.65 $	3,442,443.87
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
2000 Accounts Payable	408,373.77	466,999.60	304,205.29	187,957.72	145,233.75	290,808.72	332,908.63	317,607.20	266,895.51	423,830.79	370,273.95	466,843.41
Total Accounts Payable	$ 408,373.77 $	466,999.60 $	304,205.29 $	187,957.72 $	145,233.75 $	290,808.72 $	332,908.63 $	317,607.20 $	266,895.51 $	423,830.79 $	370,273.95 $	466,843.41
Credit Cards												
1010 WF Credit Card 0908	1,002.70	1,706.35	1,722.24	917.70	917.70	4,590.54	4,184.52	922.70	1,589.61	4,837.26	5,380.79	5,220.88
1011 Brex Credit Card	9,783.32	1,902.27	2,320.46	2,134.50	6,354.94	4,211.45	4,507.32	9,205.93	13,322.78	4,787.39	2,610.91	1,333.56
Total Credit Cards	$ 10,786.02 $	3,608.62 $	4,042.70 $	3,052.20 $	7,272.64 $	8,801.99 $	8,691.84 $	10,128.63 $	14,912.39 $	9,624.65 $	7,991.70 $	6,554.44
Other Current Liabilities												
2050 Advances from Officer	21,272.90	21,272.90	21,272.90	22,772.90	11,386.45	11,386.45	11,386.45	6,386.45	6,386.45	3,886.45	3,886.45	3,886.45
2250 Royalties Payable	327,946.85	328,760.45	329,402.60	330,244.62	331,245.43	332,701.08	334,103.90	335,223.77	336,209.11	337,161.38	338,594.45	339,668.12
2260 Commissions Payable - Affiliate	7,655.41	11,051.25	6,864.24	12,209.38	19,118.44	18,743.89	30,740.71	40,221.14	20,965.87	22,100.12	26,532.72	20,597.31
2300 Payroll Liabilities	27,199.82	25,983.17	38,540.46	41,203.64	37,708.39	57,432.62	55,203.83	60,503.95	54,253.37	52,487.26	50,372.52	48,162.11
2305 UK VAT Payable	865.02	92.88	154.76	477.90	1,097.98	1,957.22	2,832.29	3,877.08	4,857.30	5,899.56	3,067.35	1,771.32
2306 EU VAT Payable	17,347.98	22,909.30	27,940.13	27,616.84	32,358.29	37,178.31	40,986.47	47,232.31	51,670.99	52,562.89	64,724.11	74,030.61

2350 Sales Tax Payable	11,753.68	17,281.93	18,322.28	13,296.43	21,064.13	33,437.60	23,991.59	25,817.59	29,164.08	14,846.27	29,488.77	30,667.96
2450 Customer Deposits (CleverPet Hub V2)	18,700.00	18,700.00	18,650.00	18,550.00	18,500.00	18,500.00	18,450.00	18,450.00	18,450.00	18,450.00	18,450.00	18,400.00
2455 FluentPet Connect Reservation	29,753.62	57,414.02	67,702.59	77,845.72	89,936.67	109,104.94	124,447.44	135,236.04	119,591.32	113,318.53	109,438.91	107,550.26
2495 Clearbanc Inventory Financing (deleted)	104,776.53	51,652.77	134,455.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2496 Ampla Inventory Financing		0.00	0.00	165,391.39	315,865.19	573,456.05	585,871.84	645,974.24	880,945.51	929,458.11	1,001,460.87	859,783.04
2505 Deferred Revenue - Gift Cards	5,638.49	5,638.49	5,738.49	5,788.49	5,713.49	5,688.49	5,488.49	5,313.49	5,438.49	5,588.49	5,865.89	6,145.57
2506 Deferred Revenue (EU) - Gift Cards	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.69
2510 Deferred Revenue - Unfulfilled Orders	98,667.84	126,544.51	117,621.45	45,881.07	19,749.85	115,016.61	77,555.35	20,215.46	102,603.88	145,141.34	195,397.88	137,098.47
2515 Deferred Revenue (EU) - Unfulfilled Orders	7,255.22	2,823.97	2,212.08	691.62	1,081.33	4,315.67	6,021.40	2,071.24	2,123.18	7,236.79	3,996.21	6,996.05
2520 Accrued Expenses	49,304.00	25,038.45	76,974.70	62,580.00	85,377.16	125,295.54	129,393.98	177,367.50	208,627.41	74,961.31	138,337.15	88,956.57
Total Other Current Liabilities	$ 728,137.36	$ 715,164.09	$ 865,851.85	$ 824,550.00	$ 990,202.80	$ 1,444,214.47	$ 1,446,473.74	$ 1,523,890.26	$ 1,841,286.96	$ 1,783,098.50	$ 1,989,613.28	$ 1,743,715.53
Total Current Liabilities	$ 1,147,297.15	$ 1,185,772.31	$ 1,174,099.84	$ 1,015,559.92	$ 1,142,709.19	$ 1,743,825.18	$ 1,788,074.21	$ 1,851,626.09	$ 2,123,094.86	$ 2,216,553.94	$ 2,367,878.93	$ 2,217,113.38
Long-Term Liabilities												
2610 Notes Payable - SCF	210,001.59	200,001.59	190,001.59	170,001.59	160,001.59	160,001.59	155,001.59	150,001.59	140,001.59	140,001.59	135,001.59	125,001.59
Total Long-Term Liabilities	$ 210,001.59	$ 200,001.59	$ 190,001.59	$ 170,001.59	$ 160,001.59	$ 160,001.59	$ 155,001.59	$ 150,001.59	$ 140,001.59	$ 140,001.59	$ 135,001.59	$ 125,001.59
Total Liabilities	$ 1,357,298.74	$ 1,385,773.90	$ 1,364,101.43	$ 1,185,561.51	$ 1,302,710.78	$ 1,903,826.77	$ 1,943,075.80	$ 2,001,627.68	$ 2,263,096.45	$ 2,356,555.53	$ 2,502,880.52	$ 2,342,114.97
Equity												
3060 Simple Agreement Future Equity	0.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	150,000.00	350,000.00	350,000.00	350,000.00
3100 Common Stock	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,394,151.95	2,401,430.15	2,401,430.15
3150 Preferred Stock	2,453,682.71	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46	2,792,685.46
3160 Additional Paid in Capital - Common Stock Warrants	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11	3,271.11
3300 Retained Earnings	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05	-3,092,518.05
Net Income	57,381.77	-321,729.07	-411,212.28	-304,421.43	-378,940.03	-1,012,581.26	-1,025,459.40	-924,548.75	-1,156,899.84	-1,275,250.81	-1,329,403.54	-1,354,539.77
Total Equity	$ 1,815,969.49	$ 1,825,861.40	$ 1,736,378.19	$ 1,843,169.04	$ 1,768,650.44	$ 1,135,009.21	$ 1,122,131.07	$ 1,223,041.72	$ 1,090,690.63	$ 1,172,339.66	$ 1,125,465.13	$ 1,100,328.90
TOTAL LIABILITIES AND EQUITY	$ 3,173,268.23	$ 3,211,635.30	$ 3,100,479.62	$ 3,028,730.55	$ 3,071,361.22	$ 3,038,835.98	$ 3,065,206.87	$ 3,224,669.40	$ 3,353,787.08	$ 3,528,895.19	$ 3,628,345.65	$ 3,442,443.87